Exhibit 7.06

EXECUTION VERSION

STRICTLY PRIVATE AND CONFIDENTIAL

To:                                                                             E-House Merger Sub Ltd. (the “Borrower”)

11/F Qiushi Building, No 383 Guangyan Road, Zhabei District, Shanghai 200072,

People’s Republic of China

Attention:                                         Xin Zhou

April 15, 2016

Dear Sirs:

EJ — Commitment Letter

We, Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch (as the “Mandated Lead Arranger” and the “Underwriter”), are pleased to set out the terms and conditions on which the Mandated Lead Arranger irrevocably commits to arrange, and the Underwriter irrevocably commits to underwrite and to provide, 100% of a term facility of up to U.S.$350,000,000 (the “Facility”).

The Facility shall be used (a) to finance part of the Merger Consideration to be paid in connection with the proposed merger (the “Acquisition”) between (i) the Borrower, an exempted company with limited liability incorporated under the laws of the Cayman Islands for the purpose of such merger (and which will be as of the date of the Acquisition wholly-owned directly or indirectly by Mr. Xin Zhou (周忻), Mr. Neil Shen (沈南鹏) and SINA Corporation (collectively, the “Shareholders”) and (ii) E-House (China) Holdings Limited (易居中国), an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Target” and 100% of the shares of the Target being the “Target Shares”), (b) to finance the payment of fees, costs and expenses in relation to the Acquisition and the Facility, (c) to finance the repayment of part of the US$135 million 2.75% Convertible Senior Notes due 2018 issued by the Target and (d) to finance the funding of the DSRA.

This letter is to be read together with the term sheet attached hereto as Appendix A to this letter (the “Term Sheet”; together with this letter and appendices attached hereto, this “Commitment Letter”).  Each capitalised term defined in the Term Sheet, unless otherwise defined in this Commitment Letter or the other Underwriting Documents (as defined below), has the same meaning when used in this Commitment Letter.  For purposes of the Underwriting Documents:

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Beijing, the Cayman Islands, Hong Kong and New York.

“Fee Letter” means the fee letter from the Mandated Lead Arranger and the Underwriter to the Borrower dated on or about the date of this Commitment Letter.

“Target Group” means the Target and its subsidiaries from time to time.

“Underwriting Documents” means this Commitment Letter (including the Term Sheet and other appendices to this Commitment Letter) and the Fee Letter.

1                                         COMMITMENT

1.1                               The Mandated Lead Arranger hereby irrevocably commits to arrange, and the Underwriter hereby irrevocably commits to underwrite and provide the whole Facility on and subject to the terms and conditions set out in the Underwriting Documents (such respective commitments by the Mandated Lead Arranger and the Underwriter being the “Commitments” of the Mandated Lead Arranger or, as the case may be, the Underwriter).  The Facility shall be made available to you on and subject to the terms set out in the Underwriting Documents.

2                                         GRANT OF MANDATE

2.1                               The Mandated Lead Arranger is hereby appointed as exclusive arranger and bookrunner of the Facility and the Underwriter is hereby appointed as exclusive underwriter of the Facility.

2.2                               Unless and until this Commitment Letter terminates in accordance with the terms of this Commitment Letter, you shall ensure that none of you, any other Obligor, any Group Member, any Shareholder or any Affiliate of any of the foregoing appoints, or awards any title to, any person (other than the Mandated Lead Arranger and the Underwriter) in connection with arranging and/or underwriting the Facility or any other financing to fund the Acquisition (or any part thereof) without our prior written consent.  Except as otherwise provided in the Underwriting Documents, no fees or compensation in connection with the Facility or any other financing to fund the Acquisition shall be payable to anyone without the prior written consent of the Mandated Lead Arranger.  It is agreed that the references in this paragraph 2.2 to “any other financing to fund the Acquisition” shall not apply to (i) any amounts loaned to the other Shareholders (or entities controlled by them) by SINA Corporation, (ii) any amounts paid by SINA Corporation under the Contribution Agreement/Share Exchange and Option Agreement to be entered into in connection with the Acquisition, (iii) any amounts loaned by the Target or its Subsidiaries to the Shareholders (or entities controlled by them) in connection with the Acquisition, or (iv) any amounts to be made available for the purposes of the Acquisition by the Shareholders (or entities controlled by them).

3                                         INFORMATION

3.1                               You hereby represent and warrant that:

(a)                                 (insofar as it relates to any member of the Target Group, to your knowledge having made due and careful enquiry) all written (including emails) factual information (other than Projections, budgets, estimates, forward looking statements and information of a general economic or general industry nature concerning you or the Target or your or its respective subsidiaries) that has been or will be made available to us by or on behalf of you or any Obligor in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is true and accurate in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time up to and including the time when such representation or warranty is made or repeated); and

(b)                                 any projections and forecasts that have been or will be made available to any of us by or on behalf of you or any Obligor (the “Projections”), have been or will be prepared in good faith on the basis of recent historical information and based upon assumptions believed by you in good faith to be reasonable at the time such Projections are furnished (it being recognized by us that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

3.2                               The representations and warranties set out in paragraph 3.1 are deemed to be made by you (a) on the date of this Commitment Letter and (b) (to the extent that they relate to any Information provided on or after the date of this Commitment Letter) on each date on which such Information is provided, in each case, until the date on which the Facility Agreement is signed.

3.3                               You shall promptly notify the Mandated Lead Arranger in writing at any time prior to the Closing Date after becoming aware that any representation and warranty set out in paragraph 3.1 above is incorrect or misleading and agree to use commercially reasonable efforts to supplement the Information promptly from time to time to ensure that each such representation and warranty, as supplemented, is correct in any material respect when made.

3.4                               Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, none of the making or repeating of any representation or warranty under this paragraph 3, or the accuracy of any such representation or warranty, shall constitute a condition precedent to the availability and initial funding of the Facility, including, without limitation, under paragraph 4 (Underwriting Conditions), the Certain Funds Conditions and Schedule 1 (Conditions Precedent) to the Term Sheet, provided that nothing shall prejudice the rights or remedies of the Mandated Lead Arranger, the Underwriter or the Lender with respect to any breach of any such representation or warranty at any time after the expiry of the Certain Funds Period (if such breach arises prior to the expiry of the Certain Funds Period).

4                                         UNDERWRITING CONDITIONS

4.1                               The Underwriter’s agreement to underwrite and fund the Facility on or before the Closing Date is subject only to satisfaction of the following conditions:

(a)                                 execution of a Facility Agreement (that is mutually acceptable to you, the Mandated Lead Arranger and the Underwriter, reflecting and shall be consistent with the terms and conditions set out in the Term Sheet) by all parties thereto in accordance with paragraph 6 (Execution of Facility Agreement) of this Commitment Letter;

(b)                                 satisfaction (or waiver by the Underwriter) of all conditions precedent to the availability and initial funding of the Facility under this paragraph 4 (Underwriting Conditions), the Certain Funds Conditions and Schedule 1 (Conditions Precedent) to the Term Sheet;

(c)                                  compliance by the Borrower in all material respects with the terms of the Underwriting Documents; and

(d)                                 subject to paragraph 5.4, in respect of the Underwriter, it not becoming unlawful after the date of this Commitment Letter in an applicable jurisdiction for the Underwriter (or any Affiliate of such Underwriter) if the Underwriter were to fund, make available and maintain its participation in the Facility and perform its obligations under the Underwriting Documents and the Facility Agreement, and upon satisfaction or waiver (by the Underwriter) of such conditions, the initial funding under the Facility shall occur.

5                                         CERTAIN FUNDS

5.1                               The Commitments in respect of the Facility are made on a certain funds basis, as set out in the Term Sheet, during the Certain Funds Period.  Accordingly, and notwithstanding anything to the contrary herein or in any Underwriting Document, during the Certain Funds Period, the only conditions precedent to the availability and initial funding of the Facility are as expressly set out in paragraph 4 (Underwriting Conditions) of this Commitment Letter, the Certain Funds Conditions and Schedule 1 (Conditions Precedent) to the Term Sheet.

5.2                               Each of the Mandated Lead Arranger and the Underwriter confirms that:

(a)                                 its Commitments and the Facility have been approved by its credit committees and all other relevant internal bodies of it required to provide such Commitments, and it confirms that it has completed all due diligence required by it;

(b)                                 it has completed all internal approval processes and received all final internal approvals required to execute this Commitment Letter and provide its Commitments; and

(c)                                  it has completed and is satisfied with the results of all client identification procedures that it is required to carry out in connection with making the Facility available in connection with the Acquisition in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all “know your customer” requirements).

5.3                               The Mandated Lead Arranger and the Underwriter further confirm that the Acquisition Agreement and each of the other material documents in relation to the Acquisition executed by the parties to it (collectively referred to as “Acquisition Documents (other than the Merger Plan) (each as at the date of this Commitment Letter) have been delivered to the Mandated Lead Arranger and the Underwriter, and in the forms so delivered as at the Commitment Letter are (and subject to them remaining in substantially the same forms, or with such supplements or other modifications (which in the aggregate do not materially and adversely affect the interests of the Mandated Lead Arranger and the Underwriter), when delivered in final form will be) acceptable to the Mandated Lead Arranger and the Underwriter for the purposes of satisfying any of the conditions precedent in Schedule 1 (Conditions Precedent) to the Term Sheet which corresponds to that document.

5.4                               On or before the Closing Date, if it becomes unlawful in any applicable jurisdiction for the Mandated Lead Arranger or the Underwriter to perform any of its obligations as contemplated by the Underwriting Documents or (in the case of the Underwriter) to fund or maintain its participation under the Facility, the Mandated Lead Arranger or the Underwriter (as appropriate) shall:

(a)                                 promptly notify you upon becoming aware of the event; and

(b)                                 in consultation with you, take all reasonable steps to mitigate any circumstances which arise and which would result in its obligations under the Underwriting Documents or (in the case of the Underwriter) its Commitment to underwrite and fund the Facility not being available, including (but not limited to) transferring its rights and obligations under the Underwriting Documents to one or more of its Affiliates, provided that:

(i)                                     you shall promptly indemnify such Mandated Lead Arranger or Underwriter for all costs and expenses reasonably and properly incurred by such Mandated Lead Arranger or Underwriter as a result of steps taken by it pursuant to this paragraph (b); and

(ii)                                  such Mandated Lead Arranger or Underwriter is not obliged to take any such steps if, in the opinion of such Mandated Lead Arranger or Underwriter (acting reasonably), to do so might be materially prejudicial to it.

6                                         EXECUTION OF FACILITY AGREEMENT

6.1                               Each of the parties hereto undertake to negotiate in good faith, to use all reasonable commercial efforts and to allocate sufficient resources and personnel for the purposes of such negotiations, to agree the terms of, and upon such agreement to enter into, the Facility Agreement and the other Finance Documents (required to be entered into as a condition precedent to the initial funding of the Facility in Schedule 1 (Conditions Precedent) to the Term Sheet), in each case consistent with the Term Sheet, in all relevant capacities, as soon as reasonably practicable following countersigning of this Commitment Letter by the Borrower and in any event by or on the date falling 6 months after the date of this Commitment Letter (or such later date as may be mutually agreed by the parties hereto (each party acting reasonably)) (the “Proposed Signing Date”), subject to:

(a)                                 your signing and returning to us copies of the Underwriting Documents; and

(b)                                 entry into the Acquisition Agreement by the parties thereto.

6.2                               The Mandated Lead Arranger’s and the Underwriter’s undertaking under paragraph 6.1 above shall expire on the termination or expiry of this Commitment Letter.

6.3                               The Closing Date Transaction Security Documents that are required to be entered into by the Borrower and the Parent as conditions precedent to first drawdown under the Facility Agreement as specified under Schedule 1 to the Term Sheet shall be drafted and negotiated between each of the parties hereto in good faith and on terms consistent with the Term Sheet.

7                                         UNDERTAKING TO PAY

7.1                               You undertake to pay (or to procure payment) to each of the Indemnified Persons (as defined below) as soon as reasonably practicable, and in any event within 5 Business Days following demand, an amount equal to any liability, damages, cost, loss or expense (each, a “Loss”) (including reasonable and documented legal fees) incurred by any of the Mandated Lead Arranger, the Underwriter, the Lender or any of their respective Affiliates or any of their (or their respective Affiliates’) directors, officers, employees or agents (each, an “Indemnified Person”) arising out of, in connection with or based on any action, claim, suit, investigation or proceeding (in each case, whether or not any Indemnified Person is party and including any action, claim, investigation or proceeding to preserve or enforce rights) commenced, pending or threatened in relation to:

(a)             the Acquisition or other transactions contemplated by the Underwriting Documents and/or the Finance Documents;

(b)             the performance by any Indemnified Person of its obligations under any Underwriting Document or any Finance Document;

(c)              the use of proceeds of the Facility;

(d)             any breach by the Borrower of any of the terms of the Underwriting Documents,

except to the extent that such Loss resulted primarily from (a) the gross negligence or wilful misconduct of such Indemnified Person, (b) any breach by such Indemnified Person of any term of the Underwriting Documents or any confidentiality undertaking with any Obligor or any Group Member, (c) any wilful breach by such Indemnified Person of any applicable law or (d) claims of an Indemnified Person solely against one or more other Indemnified Persons and not arising out of any act or omission by you, an Obligor, any Group Member or any Affiliate thereof.

7.2                               You undertake to pay (or to procure payment) to each Indemnified Person on demand an amount equal to any cost or expense (including reasonable and documented legal fees) incurred by such Indemnified Person in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding arising out of, in connection with or based on any of the matters set forth in paragraph 7.1, whether or not any Indemnified Person is a party.

7.3                               None of the Mandated Lead Arranger or the Underwriter shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made under paragraph 7.1 or 7.2

7.4                               You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your Affiliates for or in connection with anything referred to in paragraph 7.1 except, following your agreement to the Underwriting Documents, for (a) any breach of any Underwriting Document or the Facility Agreement or (b) any such liability for losses, claims, damages or liabilities incurred by you or any of your Affiliates that in each case resulted primarily from the gross negligence or wilful misconduct of that Indemnified Person.  No Indemnified Person shall be responsible or have any liability to you or any of your Affiliates or anyone else for consequential losses or damages.

7.5                               Each Indemnified Person shall, to the extent legally permissible and reasonably practicable and (in the determination of such Indemnified Person) not prejudicial to the interests of such Indemnified Person, consult with you in connection with the conduct of any defence in connection with any action, claim, suit, proceeding or investigation against such Indemnified Person in respect of which such Indemnified Person seeks indemnification under paragraph 7.1 or 7.2.  On the date on which the Facility Agreement becomes effective, your obligations under this paragraph 7 shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 shall cease to have effect, (in each case) to the extent that equivalent indemnities are given by you under the Facility Agreement and provided that nothing shall prejudice any accrued rights and/or claims under this paragraph 7 at the time when this paragraph 7 is so terminated or superseded.

7.6                               All payments to be made by you under the Underwriting Documents:

(a)                                 shall be paid in the currency specified in the Underwriting Documents (or, if not so specified, as specified in the applicable invoice(s) for such payment(s)) and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the Mandated Lead Arranger, the Underwriter or the applicable Indemnified Person (as the case may be) notifies to you from time to time;

(b)                                 shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law.  If a Tax Deduction is required to be made by law, the amount of the applicable payment due from you shall be increased to an amount which (after making such Tax Deduction) leaves an amount equal to such payment which would have been due if no such Tax Deduction had been required; and

(c)                                  are exclusive of any value added tax or similar charge (“Indirect Tax”).  If any Indirect Tax is chargeable in respect of any such payment, you shall also and at the same time pay to the recipient of such payment an amount equal to the amount of such Indirect Tax.

8                                         FEES AND EXPENSES

8.1                               Subject to paragraph 8.3, fees shall be paid as set out in the Fee Letter.

8.2                               It is expressly understood and acknowledged by all parties that notwithstanding any other provision of any Underwriting Document, no fees, costs or expenses will be required to be paid by you or any of your Affiliates (subject to paragraphs 7 and 8.3) under the Underwriting Documents in connection with the Facility unless and until the date of first drawdown of the Facility occurs, except for the Commitment Fees (as defined in the Fee Letter) which is to be paid according to the Fee Letter.

8.3                               You shall, within 5 Business Days of written notice from any of us or our legal advisors, pay (or procure payment of) all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees) incurred by us or any of our Affiliates in connection with the negotiation, preparation, printing and execution of any Underwriting Document or any Finance Document, subject to:

(a)                                 cap(s) on legal fees as separately agreed between you and the Mandated Lead Arranger and the Underwriter (or between you and the applicable legal counsel of the Mandated Lead Arranger and the Underwriter); and

(b)                                 any cap on our or the Lender’s or any of our or the Lender’s Affiliates’ out-of-pocket expenses separately agreed between you and us or between you and the Lender (as applicable), in each case, including any caps that are agreed to apply in the event that no drawdown is made under the Facility Agreement.

8.4                               Your obligations under paragraph 8.3 above shall be effective whether or not the Facility Agreement is signed or any drawdown is made thereunder and whether or not the Closing Date occurs.

9                                         CONFIDENTIALITY

9.1                               The parties acknowledge that the terms and conditions of the Underwriting Documents are confidential and are not to be disclosed to or relied upon by anyone else, except disclosure of such terms and conditions or a copy of any of them is permitted to the extent made as follows:

(a)                                 to the Target Group and the current direct or indirect owners and management of the Target Group or any of their Affiliates and their respective officers, directors, employees, investors and advisors or any of their Affiliates on a “need to know” and confidential basis for purposes of the Acquisition;

(b)                                 to the Shareholders, to the Affiliates of any of you, the Shareholders, the Mandated Lead Arranger, the Underwriter and the Lender or to any of your or their respective officers, directors, employees, attorneys, accountants, agents, investors, auditors, agents and advisors on a “need to know” and confidential basis for purposes of the Acquisition and/or the Facility;

(c)                                  to any person to the extent required by law, regulation, rule or applicable governmental, regulatory or administrative authority (including any applicable stock exchange and the US Securities and Exchange Commission) or court, or required pursuant to any legal, arbitral or administrative proceedings or process (in which case, the disclosing party agrees to inform the other parties promptly thereof, to the extent permitted by applicable laws);

(d)                                 in connection with the establishment of any due diligence defence;

(e)                                  in connection with any preservation or enforcement of rights under any Underwriting Document;

(f)                                   by any of the Mandated Lead Arranger or the Underwriter on a “need to know” and confidential basis to any potential Lender looking to participate in the Facility who has been made aware of and agrees to be bound by the obligations under this paragraph 9, on condition that the Mandated Lead Arranger or the Underwriter shall not disclose to any potential Lender any information regarding fees payable under the Fee Letter;

(g)                                  to any person by any party to the extent that such information becomes publicly available other than by reason of the violation of this paragraph 9 by any party; or

(h)                                 to any person by any party if the other parties consent.

9.2                               Notwithstanding anything to the contrary in any Underwriting Document, on the date the Facility Agreement become effective, the obligations of the Mandated Lead Arranger and the Underwriter under this paragraph 9 shall automatically terminate and be superseded by the terms of the Facility Agreement.

9.3                               For the avoidance of doubt, the provisions of this paragraph 9 do not supersede any other confidentiality or non-disclosure agreement or undertaking by any of us or our respective Affiliates or our or their respective representatives in favour of you or any of the Shareholders or the Target or any of your or their respective Affiliates (whether directly or indirectly through a back-to-back or similar agreement).

10                                  NO ANNOUNCEMENTS

Each of the parties shall not make, and shall cause each of its Affiliates not to make, any public announcement regarding the Acquisition or the Facility without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation, rule or applicable governmental or regulatory authority (including any applicable stock exchange and the US Securities and Exchange Commission) or court.  On and after the date on which the Acquisition is publicly announced or disclosed, each of the Mandated Lead Arranger and the Underwriter shall have the right, at its own expense, to disclose its participation in the Facility, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11                                  OTHER ROLES

11.1                        You acknowledge that each of the Mandated Lead Arranger, the Underwriter and Affiliates of any or all of the foregoing may provide debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your Affiliates may have conflicting interests regarding the transactions contemplated by the Underwriting Documents, the Acquisition and otherwise.

11.2                        You and each of the Mandated Lead Arranger and the Underwriter acknowledge that the Mandated Lead Arranger or any Affiliate thereof, or the Underwriter or any Affiliate thereof, may act in more than one capacity in relation to the transactions contemplated by the Underwriting Documents and/or the Acquisition, and may have conflicting interests in respect of such different capacities.

11.3                        None of the Mandated Lead Arranger or the Underwriter shall use confidential information obtained from you or any of your Affiliates by virtue of the transactions contemplated by the Underwriting Documents or its other relationships with you and your Affiliates in connection with the performance by it of services for other companies, or furnish any such information to any such other companies.

11.4                        You acknowledge that none of the Mandated Lead Arranger or the Underwriter has any obligation to use in connection with the transactions contemplated by the Underwriting Documents or the Acquisition, or to furnish to you or any of your Affiliates, confidential information obtained from any other source.

11.5                        You further acknowledge that each of the Mandated Lead Arranger, the Underwriter and their respective Affiliates (the “MLA Parties”) is or may be a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services.  In the ordinary course of business, each MLA Party may provide investment banking and other financial services to any person, and/or acquire, hold or sell (at its sole discretion), for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of any Obligor, any member of the Target Group, any of the Shareholders and other companies or entities with which any Obligor, any member of the Target Group or any of the Shareholders may have commercial or other relationships.

11.6                        You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the transactions contemplated by the Underwriting Documents and the process leading thereto.  Additionally, you acknowledge and agree that none of the Mandated Lead Arranger or the Underwriter has advised or is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Underwriting Documents.

12                                  ASSIGNMENT OR TRANSFER

12.1                        No party hereto may assign or transfer any of its rights or obligations under the Underwriting Documents without the prior written consent of the other parties.

13                                  PERIOD OF OFFER

The offer by the Mandated Lead Arranger and the Underwriter set out in this Commitment Letter (the “Offer”) shall remain in effect until 5 p.m., Hong Kong time, on 30 April, 2016 (as may be extended by the Mandated Lead Arranger and the Underwriter in writing), at which time it will automatically expire unless before then the Mandated Lead Arranger and the Underwriter have received your written agreement to and written acceptance of each Underwriting Document or this offer is extended in writing by the Mandated Lead Arranger and the Underwriter.

14                                  TERMINATION

14.1                        Subject to paragraph 15 (Survival), this Commitment Letter shall terminate with immediate effect upon the earlier of:

(a)                                 any of the Mandated Lead Arranger or the Underwriter giving you notice terminating its obligations under the Underwriting Documents, provided that such notice may only be given if:

(i)                                     you inform us in writing that you are withdrawing your offer for the Target Shares or are otherwise abandoning the Acquisition;

(ii)                                  the Acquisition Agreement is terminated in accordance with its terms; or

(iii)                               the Closing Date does not occur by the date falling one month after the Termination Date (as defined in the Acquisition Agreement); or

(b)                                 the date on which the Offer expires (without being accepted) in accordance with paragraph 13 (Period of Offer).

14.2                        You shall promptly notify the Mandated Lead Arranger and the Underwriter of any withdrawal by you of your offer for the Target Shares, the abandonment of the Acquisition by you or the occurrence of any event or circumstance falling within paragraph 14.1(a)(ii) or (iii).

14.3                        Subject to paragraph 15 (Survival), this Commitment Letter shall terminate on the date the Facility Agreement becomes effective.

15                                  SURVIVAL

15.1                        The terms of paragraph 1 (Commitment), paragraph 2 (Grant of Mandate), paragraph 3 (Information), paragraph 5 (Certain Funds), paragraph 6 (Execution of Facility Agreement) (insofar as it relates to any Finance Document that is to be executed after execution of the Facility Agreement and that has not yet been entered into), paragraph 7 (Undertaking to Pay) (to the extent specified in paragraph 7.5), paragraph 8 (Fees and Expenses), paragraph 9 (Confidentiality) (to the extent of your obligations thereunder), paragraph 10 (No Announcements) to paragraph 12 (Assignment or Transfer), and this paragraph 15 to paragraph 20 (Integration) inclusive shall survive and continue after the date the Facility Agreement becomes effective, except that your obligations under this Commitment Letter (other than the information update obligations, which obligations shall terminate on the Closing Date) shall automatically terminate and be superseded by the Finance Documents upon the initial funding of the Facility, and you shall be released from all liability in connection therewith at such time.

15.2                        Without prejudice to paragraph 15.1, paragraph 8 (Fees and Expenses) to paragraph 20 (Integration) inclusive shall survive and continue after any termination or expiry of any Underwriting Document, whether as a result of paragraph 13 (Period of Offer), paragraph 14 (Termination) or otherwise.

16                                  MISCELLANEOUS

16.1                        No waiver or amendment of any provision of any Underwriting Document shall be effective unless it is in writing and signed by all of the parties to this Commitment Letter.

16.2                        The failure by any of the Mandated Lead Arranger and the Underwriter to exercise or any delay by any of the Mandated Lead Arranger and the Underwriter in exercising any right or remedy shall not constitute a waiver of such right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy shall preclude any further exercise thereof, or the exercise of any other right or remedy.  Except as expressly provided in the Underwriting Documents, the rights and remedies of the Mandated Lead Arranger and the Underwriter contained in the Underwriting Documents are cumulative and not exclusive of any rights or remedies provided by law.

16.3                        Except for any Indemnified Person, a person who is not a party to this Commitment Letter has no right to enforce or to enjoy the benefit of any term of this Commitment Letter under the Contracts (Rights of Third Parties) Ordinance (Cap. 623).  The Commitments are given for your benefit only and may not be relied upon by any other person.

16.4                        Notwithstanding any other term of this Commitment Letter, the consent of any person who is not a party to this Commitment Letter is not required to rescind or vary this Commitment Letter at any time.

16.5                        None of the provisions of any Underwriting Document constitute the Mandated Lead Arranger or the Underwriter a fiduciary, advisor or agent of the Borrower, any Obligor, any Group Member or any Affiliate of any of the foregoing.

17                                  COUNTERPARTS

Each Underwriting Document may be executed in any number of counterparts, and this has the same effect as if the signatures and/or execution on such counterparts were on a single copy of such Underwriting Document.  Delivery of an executed counterpart of a signature page of an Underwriting Document by facsimile transmission or in electronic format (e.g., “.pdf” or “.tif”) is equally as effective as delivery of an original executed counterpart of that Underwriting Document.

18                                  NOTICES

18.1                        Any communication to be made under or in connection with any Underwriting Document shall be made in writing and, unless otherwise stated, may be made by fax or letter.

18.2                        Notices and communications to be given to you by any of the Mandated Lead Arranger or the Underwriter under any Underwriting Document shall be sent to:

Name:                                                           E-House Merger Sub Ltd.

Address:                                                 11/F Qiushi Building, No 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China

Attention:                                         Xin Zhou / Weijie Ma

Fax:                                                                       86 21 61330707

Email:                                                            zhouxin@ehousechina.com / wajor@ehousechina.com

or such other address and/or details as may from time to time be notified by you to each of the Mandated Lead Arranger and the Underwriter.

18.3                        Notices and communications to be given by you to any of the Mandated Lead Arranger or the Underwriter under any Underwriting Document shall be sent to:

(in the case of Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch)

Name:                                                           Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch
Address:                                                 No.3388, East Renmin Road, Huinan Town, Shanghai China
Attention:                                         Handan Mao
Fax:                                                                       86 21 59028808
Email:                                                            MaoHD@spdb.com.cn

or such other address and/or details as may from time to time be notified by the Underwriter or the Mandated Lead Arranger to you.

19                                  GOVERNING LAW

19.1                        This Commitment Letter (including the agreement constituted by your acknowledgement of its terms) is governed by Hong Kong law.

19.2                        The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Commitment Letter.

20                                  INTEGRATION

20.1                        The Underwriting Documents set out the entire agreement between you, the Mandated Lead Arranger and the Underwriter as to arranging and underwriting the Facility and supersede any prior oral and/or written understandings or arrangements between the parties hereto relating to the Facility or the financing of the Acquisition.

20.2                        Each of the parties hereto agrees that each of the Underwriting Documents is a binding and enforceable agreement with respect to the subject matter contained herein or therein (including an obligation to negotiate in good faith), in each case subject to and in accordance with the terms of the Underwriting Documents.

If you agree to the above, please sign, date and return to the Mandated Lead Arranger the enclosed copies of this Commitment Letter and the Fee Letter prior to the time specified in paragraph 13 (Period of Offer).  We look forward to working with you on this transaction.

Yours faithfully,

For and on behalf of
SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD., NANHUI SUB-BRANCH
as Mandated Lead Arranger

/seal/ Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch

/s/ Quan Zhong
Name:Quan Zhong
Title:President

For and on behalf of
SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD., NANHUI SUB-BRANCH
as Underwriter

/seal/ Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch

/s/ Quan Zhong
Name:Quan Zhong
Title:President

We agree the terms set out above.

Date:	April 15, 2016

For and on behalf of
E-House Merger Sub Ltd.

/s/ Xin Zhou
Name:Xin Zhou
Title:Director

APPENDIX A

TERM SHEET